Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements on Form S-8 (Nos. 333-128048, 333-166358 and 333-193836) of Celanese Corporation of our report dated June 27, 2016, with respect to the statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the related supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, which report appears in the December 31, 2015, annual report on Form 11-K.

/s/ Whitley Penn LLP

Dallas, Texas
June 27, 2016